FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

/iew Announcement

status list

nnouncement Details

ompany	Headline	Embargo	Last Upda
bbey National PLC	Holding(s) in Company		10:38 8 Feb 0

ull Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Abbey National plc

2) Name of shareholder having a major interest
Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Other than 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
HSBC Global Custody Nominee (UK) Ltd - various numbered accounts - total holding

5) Number of shares/amount of stock acquired
22,474 shares

6) Percentage of issued class
Nominal

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security
Ordinary 10p Shares

10) Date of transaction
21st January 2002

1) Date company informed
th February 2002

2) Total holding following this notification
3,436,945

3) Total percentage holding of issued class following this notification
.00

4) Any additional information

5) Name of contact and telephone number for queries
J Lott - Abbey National Group Secretariat - 0207 612 4695

6) Name and signature of authorised company official responsible for making this notification
an Christie, Assistant Group Secretary
ate of notification .8th February 2002

ND

status list

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 8th February, 2002

By ______________________

Ian Christie, Assistant Group Secretary